Exhibit 99.1

NEWS

Starfield Announces Acceleration of
Expiry Date of Warrants

Toronto, Ontario - August 28, 2007 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced that pursuant to the terms of the warrant certificates (the “Warrants”) issued as part of the $15,100,000 private placement (the “Private Placement”) offering closed March 27, 2007, Starfield has elected to exercise its right (the “Acceleration Right”) to reduce the period within which the Warrants may be exercised.

The Acceleration Right was triggered as Starfield’s common shares (the “Common Shares”) traded with a closing price on the TSX of greater than $0.375 CAD per Common Share for the 20 consecutive trading days during the period commencing July 28, 2007 and ending August 27, 2007. At the close of business on August 27, the Common Shares traded with a closing price on the TSX of $1.19.

Warrantholders will be entitled to exercise the Warrants for a period of 30 days commencing August 29, 2007 and ending September 27, 2007.  All Warrants not exercised on or before September 27, 2007 will expire.

Starfield has moved its head office to Toronto and requested that Warrantholders wishing to exercise some or all of their Warrants deliver written notice to Starfield at 130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada M5H 3P5 on or before September 27, 2007.

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Palladium-Platinum-Nickel-Cobalt-Copper property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover platinum, palladium, cobalt, nickel and copper from Ferguson Lake massive sulphides.

For further information contact:

André J. Douchane President and Chief Executive Officer Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com	Colin Languedoc Senior Account Executive Barnes McInerney Inc. 416-367-5000 ext. 225 clanguedoc@barnesmcinerney.com

www.starfieldres.com

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130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada  M5H 3P5